Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND IT’S SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 – F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7 – F8

Notes to Condensed Interim Consolidated Financial Statements	F9 – F16

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2021	December 31, 2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,929	$1,036
Restricted bank deposits	139	140
Trade receivables	10,020	9,172
Other accounts receivable and prepaid expenses	1,089	1,311
Inventories	4,816	4,871

Total current assets	17,993	16,530

LONG TERM ASSETS	26	59

PROPERTY AND EQUIPMENT, NET	1,091	956

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	987	767

OTHER INTANGIBLE ASSETS, NET	30	40

GOODWILL	4,676	4,676

Total assets	$24,803	$23,028

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2021	December 31, 2020
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$835	$815
Operating lease liabilities, current	480	557
Trade payables	5,453	5,492
Employees and payroll accruals	929	985
Deferred revenues	702	601
Advances net of inventory in progress	202	68
Accrued expenses and other liabilities	89	391

Total current liabilities	8,690	8,909

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	903	1,216
Operating lease liabilities, non-current	636	367
Long-term deferred revenues	180	303
Accrued severance pay	329	364

Total long-term liabilities	2,048	2,250

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital
Ordinary shares: Authorized; 8,000,000 shares at June 30, 2021 and December 31, 2020; Issued and outstanding: 5,223,750 and 4,391,163 shares at June 30, 2021 and December 31, 2020, respectively	83,776	81,849
Additional paid-in capital	983	978
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(70,451)	(70,715)

Total equity	14,065	11,869

Total liabilities and shareholders’ equity	$24,803	$23,028

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2021	2020
	Unaudited	Unaudited

Revenues	$16,557	$14,946
Cost of revenues	13,274	11,718
Inventory Impairment	-	671

Gross profit	$3,283	$2,557

Operating costs and expenses:
Research and development	114	21
Sales and marketing	1,929	1,953
General and administrative	877	843
Impairment of goodwill and intangible assets	-	988

Total operating costs and expenses	2,920	3,805

Operating income (loss)	363	(1,248)
Financial expenses, net	(98)	(137)
Income (loss) before taxes on income	265	(1,385)
Taxes on income	(1)	-
Net income (loss)	$264	$(1,385)

Basic and diluted net income (loss) per share	$0.05	$(0.32)

Weighted average number of shares used in computing net income (loss) per share:
Basic	5,188,341	4,265,456

Diluted	5,365,243	4,265,456

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Six months period ended June 30,
	2021	2020
	Unaudited	Unaudited

Net income (loss)	$264	$(1,385)
Cash flow hedging instruments:
Change in unrealized gains and losses	-	3
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	-	10

Other comprehensive gain	-	13

Comprehensive income (loss)	$264	$(1,372)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2020	4,257,790	$82,545	$(233)	$(69,755)	$12,557

Issuance of Ordinary shares, net	7,665	12	-	-	12
Exercise of options	53,451	109	-	-	109
Other comprehensive income	-	-	13	-	13
Share-based compensation expense	-	39	-	-	39
Net loss	-	-	-	(1,385)	(1,385)

Balance as of June 30, 2020 (unaudited)	4,318,906	$82,705	$(220)	$(71,140)	$11,345

Balance as of January 1, 2021	4,391,163	$82,827	$(243)	$(70,715)	$11,869
Issuance of ordinary shares and warrants, net	807,188	1,841	-	-	1,841
Exercise of options	25,399	59	-	-	59

Share-based compensation expense	-	32	-	-	32
Net income	-	-	-	264	264

Balance as of June 30, 2021 (unaudited)	5,223,750	$84,759	$(243)	$(70,451)	$14,065

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2021	2020
	Unaudited

Cash flows from operating activities:

Net income (loss)	$264	$(1,385)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	121	173
Impairment of goodwill and intangible assets	-	988
Interest and Currency fluctuation of loans	(29)	3
Severance pay, net	(35)	10
Share-based compensation expenses	32	39
Decrease (increase) in trade receivables, net	(848)	1,337
Decrease (increase) in other accounts receivable and other long term assets	255	(218)
Decrease (increase) in inventories	189	(538)
Decrease in trade payables	(39)	(298)
Decrease in operating lease liabilities	(28)	(31)
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(380)	(365)

Net cash used in operating activities	$(498)	$(285)

Cash flows used in investing activities:

Purchase of property and equipment	(246)	(40)

Net cash used in investing activities	$(246)	$(40)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2021	2020
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	1,841	12
Proceeds from issuance of shares related to options exercised, net	59	109
Proceeds from short and long-term loans	129	774
Repayment of short and long-term loans	(393)	(527)

Net cash provided by financing activities	$1,636	$368

Increase in cash and cash equivalents, and restricted cash	892	43
Cash, cash equivalents and restricted cash at the beginning of the period	1,176	579

Cash, cash equivalents and restricted cash at the end of the period	$2,068	$622

Supplementary cash flow activities:

(1) Cash paid during the period for:
Interest	$31	$65

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or “the Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has three operating divisions: the Intelligent Robotics, the RFID division and the Supply Chain Solutions division.

The Company’s wholly-owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components mainly to customers in the aerospace, defense and other industries worldwide and a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

c.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements.

The global spread of COVID-19 and actions taken in response have caused and may continue to cause disruptions and/or delays in our supply chain, shipments, and caused significant economic and business disruption to our customers and vendors.

The extent of the impact of COVID-19 on our business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves of COVID-19, the ability to maintain our supply chain and restrictions on our business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

Management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2020, were applied consistently in these financial statements.

A.	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to the following:

●	Inventory valuation

●	Impairment test of goodwill and intangible assets

●	Allowance for doubtful accounts

●	Revenue recognition.

B.	Income (loss) per share

The Company computes net loss per share in accordance with ASC 260, “Earnings per share”. Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of ordinary shares outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted loss per ordinary share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. Potential ordinary shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive.

An amount of 47,500 and 574,889 weighted average outstanding stock options and stock warrants have been excluded from the calculation of the diluted net loss per share for the period of six months ended June 30, 2021 and 2020, respectively, because the effect of the ordinary shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive.

C.	Reclassified amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have a material effect on the reported results of operations, shareholder’s equity or cash flows.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2021 have been included. Operating results for the six-month period ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021, or any other interim period in the future.

The consolidated balance sheet at December 31, 2020 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2020 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 30, 2021.

NOTE 4:	INVENTORIES

	June 30, 2021	December 31, 2020

Raw materials	$166	$116
Inventory in progress	1,280	1,299
Finished goods	4,433	4,389
Net – advances from customers	(1,063)	(933)

	$4,816	$4,871

NOTE 5:	FAIR VALUE OF FINANCIAL INSTRUMENTS

From time to time the Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees, which are paid in NIS.

Gains on designated derivatives reclassified from Other Comprehensive Income into Consolidated Statement of Operations for the reported periods are:

	Six months period ended June 30,
	2021	2020
	Unaudited
Line Item in Statement of Operations
Derivatives designated as cash flow hedging instruments:
Cost of revenues	$-	$(6)
Sales and marketing	-	(3)
General and administrative	-	(1)
Total loss	$-	$(10)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	FAIR VALUE OF FINANCIAL INSTRUMENTS – Cont.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of June 30, 2021 and 2020:

	June 30, 2020
	Fair Value	Level 1	Level 2	Level 3
		Unaudited
Description
Derivative liabilities	$26	-	$26	-

	$26	-	$26	-

NOTE 6:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	June 30, 2021	December 31, 2020	Weighted average amortization period

Cost:
Brand name	946	946	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship	728	728	7
Backlog	90	90

	4,325	4,325
Accumulated amortization and impairments:
Brand name	946	946
Customer list	2,450	2,450
Software	111	111
Customer relationship	698	688
Backlog	90	90

	4,295	4,285

Amortized cost	$30	$40

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET – Cont.

A.	Other Intangible Assets:

Amortization expenses amounted to $10 and $41 for the six months ended June 30, 2021, and for the year ended December 31, 2020, respectively.

In addition, during the six month period ended June 30, 2020 the Company recognized an impairment in an amount of $517 with respect to customer relationship of the Intelligent Robotics reporting unit.

B.	The changes in the carrying amount of goodwill for the period ended June 30, 2020 are as follows:

Goodwill
Balance as of December 31, 2019	5,147
Changes during six months ended June 30, 2020 :
Impairment of Goodwill	(471)
Balance as of June 30, 2020	$4,676

During the six months ended June 30, 2020, the Company recorded an Impairment of Goodwill related to the Intelligent Robotics reporting unit, in the amount of $471.

NOTE 7:	LEASES

We have entered into several non-cancellable operating lease agreements for our offices and vehicles. Our leases have original lease periods expiring between 2021 and 2026. Payments due under such lease contracts include primarily fix payments. We assume renewals in our determination of the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

Six Months Ended
June 30, 2021
(unaudited)
Operating lease cost:
Vehicles	111
Facilities rent	155
266
Remaining Lease Term
Vehicles	0.11-2.76 years
Facilities rent	0.25-5.26 years

Weighted Average Discount Rate
Vehicles	3.36%
Facilities rent	3.36%

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	LEASES – Cont.

The following is a schedule, by years, of maturities of operating lease liabilities as of June 30, 2021:

June 30, 2021
(unaudited)
Period:
The remainder of 2021	233
2022	406
2023	246
2024	126
2025	100
2026	41
Total operating lease payments	1,152
Less: imputed interest	36
Present value of lease liabilities	1,116

NOTE 8:	SEGMENTS AND GEOGRAPHICAL INFORMATION

Until December 31, 2019, the Company presented two reportable segments consisting of the Intelligent Robotics and RFID Division segment and the Supply Chain Solutions segment. Commencing January 1, 2020 the Company decided to review its business operations in three reportable segments, consisting of the RFID segment, Supply Chain Solutions segment and the Intelligent Robotics segment. Previous presentation was adjusted to conform to the current presentation.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Information about the operating segments for the six months ended June 30, 2021 and 2020 is as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2021:

Revenues	$6,322	$9,249	$1,036	$(50)	$16,557

Gross profit	$1,553	$1,699	$31	$-	$3,283

Allocated operating expenses	$1,112	$1,148	$336	$-	$2,596

Unallocated operating expenses					$324

Operating Income (loss)	$441	$551	$(305)	$-	$363

Financial expenses and tax on income					$(99)

Net Income					$264

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	SEGMENTS AND GEOGRAPHICAL INFORMATION – Cont.

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
Six months ended June 30, 2020:

Revenues	$5,712	$8,976	$301	$(43)	$14,946

Gross profit	$1,467	$1,869	$(779)	$-	$2,557

Allocated operating expenses	$1,006	$1,144	$329	$-	$2,479

Impairment of Goodwill and intangible assets	$-	$-	$988	$-	$988

Unallocated operating expenses					$338

Income (loss) from operations	$461	$725	$(2,096)	$-	$(1,248)

Financial expenses and tax on income					$(137)

Net loss					$(1,385)

b.	The following presents total revenues for the six months ended June 30, 2021 and 2020 based on the location of customers:

	June 30,
	2021	2020
	Unaudited

Israel	$12,493	$11,086
Far East	2,169	1,679
India	593	1,392
Europe	250	323
United States	1,052	466

	$16,557	$14,946

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	SHAREHOLDERS’ EQUITY

a.	On June 2021, a total of 25,399 options were exercised for the amount of $59.

b.	On March 31, 2021 the Company issued 7,188 Ordinary Shares (equivalent to $27) to an officer of the Company as a Bonus, which was approved by the Board of Directors and shareholders.

c.	On January 4, 2021 the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2,000 or $1,840 net of issuance expenses. The Warrants have an exercise price of $2.75 per share, are immediately exercisable and have a five-year term.

d.	Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement:

On May 8, 2017 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”), for the sale of up to $2,000 of its Ordinary Shares to YA during a four-year period beginning on March 1, 2018, the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP. The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the SEDA, the Company issued 67,307 ordinary shares to YA as a commitment fee. During the year 2020, the Company issued to YA 41,090 Ordinary Shares, for a total amount of $100, net of amortization of the remaining balance of the commitment fee which amounted to $77

e.	On June 2020, a total of 53,451 options were exercised for the amount of $109.

f.	On March 31, 2020 the Company issued 7,665 Ordinary Shares (equivalent to $12) to an officer of the Company as a Bonus, which was approved by the Board of Directors and shareholders.

g.	On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA in the principal amount of $600,000. The loan bears interest at a rate of 8% per annum, and is guaranteed by the Company and its subsidiary. The loan was paid in 12 monthly installments of principal and interest. The entire balance of the loan was repaid.

The Company issued to YA warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. If at the time of exercise, the ordinary shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants shall be exercisable for a period of two years from issuance. The Company paid to YA a commitment fee of $15,000.